50

04016918

ITED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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49-04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53150

RECEIVED
APR 06 2004
WASH. D.C.
183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U-TRADE BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 SYLVAN AVENUE
(No. and Street)

ENGLEWOOD CLIFFS (City) NEW JERSEY (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID FURZE (201) 541-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZELLER WEISS & KAHN, LLP
(Name — if individual, state last, first, middle name)

1084 ROUTE 22 WEST (Address) MOUNTAINSIDE (City) N.J. (State) 07092 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID FURZE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U-TRADE BROKERAGE, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

DANIELLE FURZE
MY COMMISSION EXPIRES
MAY 6, 2008
ID NO. 2207631
BERGEN COUNTY, NJ
NOTARY PUBLIC

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

[redacted]tions *of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U-TRADE BROKERAGE, LLC
31 Mercer Street
Hackensack, NJ 07602

SEC MAIL PROCESSING SECTION
RECEIVED
APR 06 2004
WASH, D.C. 183

March 30, 2004

Erin Vasquez
NASD New Jersey District Office
581 Main Street, 7th Floor
Woodbridge, NJ 07095

Re: U- Trade Brokerage, LLC
Form X-17A-5 filing

Dear Ms. Vasquez,

Enclosed is a copy of your letter dated March 24, 2004 regarding the above captioned Company. As you spoke of with my accountant on the telephone this morning regarding item #2, the Company did not have any haircuts or disallowed assets and therefore the computation of net capital is as stated. Therefore no alteration to the Schedule 1, a copy of which is enclosed is necessary. Thank you for your help in this matter.

Very truly yours,

David J. Furze
U- Trade Brokerage, LLC

Cc: SEC
Donald Platz

VIA CERTIFIED MAIL 7002-2410-0000-6571-8364
March 24, 2004

NASD

Mr. David J. Furze
U-Trade Brokerage, LLC
550 Sylvan Avenue
Englewood Cliffs, NJ 07632

Dear Mr. Furze:

This acknowledges receipt of U-Trade Brokerage, LLC's December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. An Oath or Affirmation signed by duly authorized officer, general partner, or proprietor of member firm; and notarized. The Oath or Affirmation must contain an original signature.

2. Computation of net capital (net capital line item is there, but computation is not).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section title *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5, Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 7, 2004. Questions may be addressed to Erin Vazquez, Field Supervisor, at (732) 596-2061.

Sincerely,

Glenn Albaum
Staff Supervisor

/kfh

Enclosure: Form X-17A-5 Part III Facing Page
cc: Ramona Lopez, Chief Examiner, Securities and Exchange Commission
Zeller Weiss & Kahn, Certified Public Accountant
Erin Vazquez, Field Supervisor

New Jersey District Office
581 Main Street, 7th Floor tel 732 596 2000

U-TRADE BROKERAGE, LLC SCHEDULE "1"

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2003

Net capital	
Total members' capital	$77,189
Net capital, as defined	77,189
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	5,000
Net capital above minimum requirements	$72,189
Aggregate indebtedness:	
Accounts payable	$ 8,130
Total aggregate indebtedness	$ 8,130

Ratio of aggregate indebtedness to net capital is

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} = \frac{\$\ 8{,}130}{\$\ 77{,}189} = .015 \text{ to } 1$$